SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 1)

HUGHES TELEMATICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

73104R102

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73104R102

1.	Names of Reporting Persons Communications Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 53,814,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,133,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 61.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 381,567 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 99,530 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,567 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Verwaltungs V GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 381,567 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 99,530 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,567 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 53,814,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,133,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 61.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons AIF V Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 53,814,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,133,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 61.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 57,064,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,433,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,064,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 57,064,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,433,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,064,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Management Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 57,064,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,433,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,064,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Management Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 57,064,291 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,433,164 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,064,291 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons PLASE HT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,402,993 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,283,371 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,402,993 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Appollo Investment Fund V (PLASE), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,402,993 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,283,371 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,402,993 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,784,560 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,382,901 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,784,560 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Capital Management V, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,784,560 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,382,901 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,784,560 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Principal Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,034,560 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,682,901 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,034,560 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Principal Holdings I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,034,560 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,682,901 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,034,560 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Hughes Communications, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons AP/RM Acquisition, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons AIF IV/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons ST/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73104R102

1.	Names of Reporting Persons Apollo Capital Management IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,250,000 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,300,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on April 10, 2009 by (i) Communications Investors LLC, a Delaware limited liability company, (ii) Apollo Investment Fund V (PLASE), L.P., a Delaware limited partnership, (iii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany, (iv) Apollo Management V, L.P., a Delaware limited partnership, (v) AIF V Management LLC, a Delaware limited liability company, (vi) Apollo Management, L.P., a Delaware limited partnership, (vii) Apollo Management GP, LLC, a Delaware limited liability company, (viii) Apollo Management Holdings, L.P., a Delaware limited partnership, (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company, (x) Apollo Verwaltungs V GmbH, a limited liability company registered in Germany, (xi) Apollo Advisors V, L.P., a Delaware limited partnership, (xii) Apollo Capital Management V, Inc., a Delaware corporation, (xiii) Apollo Principal Holdings I, L.P., a Delaware limited partnership, (xiv) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company, (xv) Hughes Communications, Inc., a Delaware corporation, (xvi) Apollo Investment Fund IV, L.P., a Delaware limited partnership, (xvii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands, (xviii) AIF IV/RRRR LLC, a Delaware limited liability company), (xix) AP/RM Acquisition, LLC, a Delaware limited liability company, (xx) ST/RRRR LLC, a Delaware limited liability company, (xxi) Apollo Management IV, L.P., a Delaware limited partnership, (xxii) Apollo Advisors IV, L.P., a Delaware limited partnership, and (xxiii) Apollo Capital Management IV, Inc., a Delaware corporation, with respect to the common stock, par value $0.0001 (the “Common Stock”) of Hughes Telematics, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on April 10, 2009.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

Item 2.    Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 1 to Schedule 13D is filed jointly by (i) Communications Investors LLC, a Delaware limited liability company (“Communications LLC”), (ii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V”), (iii) Apollo Verwaltungs V GmbH, a limited liability company registered in Germany (“Apollo German GP”), (iv) Apollo Management V, L.P., a Delaware limited partnership (“Management V”), (v) AIF V Management LLC, a Delaware limited liability company (“AIF V Management”), (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (x) PLASE HT, LLC, a Delaware limited liability company (“PLASE”), (xi) Apollo Investment Fund V (PLASE), L.P. a Delaware limited partnership (“AIF V PLASE”), (xii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”), (xiii) Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), (xiv) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), (xv) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”), (xvi) Hughes Communications, Inc., a Delaware corporation (“HCI”), (xvii) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (xviii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (xix) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (xx) AP/RM Acquisition, LLC, a Delaware limited liability company (“AP/RM LLC”), (xxi) ST/RRRR LLC, a Delaware limited liability company (“ST LLC,” and together with AIF IV, Overseas IV, RRRR LLC and AP/RM LLC, the “Apollo IV Funds”), (xxii) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (xxiii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), and (xxiv) Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”).  Communications LLC, German V, Apollo German GP, Management V, AIF V Management, Apollo Management, Management GP, Management Holdings, Holdings GP, PLASE, AIF V PLASE, Advisors V, Capital Management V, Apollo Principal, Apollo Principal GP, the Apollo IV Funds, Advisors IV, Management IV, Capital Management IV and HCI are referred to herein collectively as the “Reporting Persons”.  The principal address of each of Communications LLC, PLASE, AIF V PLASE, Advisors V, Capital Management V, the Apollo IV Funds, Advisors IV, Capital Management IV, Apollo Principal and Apollo Principal GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of German V and Apollo German GP is Hainer Weg 13-15, 60599, Frankfurt, Germany.  The principal address of each of Management IV, Management V, AIF V Management, Apollo Management, Management GP, Management Holdings and Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.  The principal address of HCI is 11717 Exploration Lane, Germantown, MD 20876.

Communications LLC is principally engaged in the business of investment in securities of the Issuer and serves as the fiduciary for German V with respect to its investment in securities of the Issuer.  PLASE is principally engaged in the business of investing in securities of the Issuer.  AIF IV and Overseas IV are principally engaged in the business of investing in securities.  RRRR LLC, AP/RM LLC and ST LLC are principally engaged in the business of investment in securities of HCI.  HCI is principally engaged in the telecommunications business.

Apollo German GP is principally engaged in the business of serving as the general partner of German V.  Management V is principally engaged in the business of serving as the manager of Communications LLC and other Apollo investment funds, and serves as a special limited partner of German V and as the sole shareholder of Apollo German GP.  AIF V Management is the general partner of Management V and is principally engaged in the business of serving as the general partner of Management V.

AIF V PLASE has been delegated management authority over PLASE, including the authority to make investment decisions and vote the securities held by PLASE, and is principally engaged in the business of managing PLASE and in the business of investing in securities.  Advisors V is principally engaged in the business of serving as a special limited partner of German V, and as the general partner of AIF V PLASE and of other Apollo investment funds.

Management IV is principally engaged in the business of serving as the manager of each of the Apollo IV Funds.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing general partner of Overseas IV.

Apollo Management is the managing general partner of Management IV and the sole member and manager of AIF V Management.  Apollo Management is principally engaged in the business of serving as the managing general partner of Management IV, and as the sole member and manager of AIF V Management and other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management

Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Capital Management IV is the general partner of Advisors IV and is principally engaged in the business of serving as general partner to Advisors IV.  Capital Management V is the general partner of Advisors V and is principally engaged in the business of serving as general partner to Advisors V.  Apollo Principal is the sole stockholder of Capital Management IV and of Capital Management V.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital Management IV, Capital Management V and other Apollo Capital Management entities.  Apollo Principal GP is the general partner of Apollo Principal and is principally engaged in the business of serving as the general partner of Apollo Principal.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Apollo Principal GP and Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by inserting the following:

On December 17, 2009, the Issuer issued a warrant to PLASE for the purchase of 3,000,000 shares of Common Stock (the “Warrant”).  The Warrant was issued in connection with a credit agreement entered into by PLASE and the Issuer whereby PLASE made a $15,000,000 loan to the Issuer.  The Warrant is exercisable at an exercise price of $6.00 per share, subject to anti-dilution and other customary adjustments.  Also on December 17, 2009, AIF V (PLASE), L.P., which was formerly the sole member of PLASE, transferred all of the debt securities and Common Stock of the Issuer that AIF V (PLASE), L.P. held to PLASE.

PLASE obtained the funds used to extend the loan to the Issuer and obtain the Warrant from capital contributions through its investors.  The debt securities and the Common Stock that PLASE obtained from AIF V (PLASE), L.P. were capital contributions made by AIF V PLASE, as the sole member of PLASE.

Item 4.    Purpose of Transaction

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and restated as follows:

Communications LLC, PLASE and HCI are the record owners of an aggregate of 13,716,535 shares of Common Stock and an additional aggregate of 46,750,749 shares of Common Stock that were issued and placed in escrow upon the closing of the Merger (the “Escrow Shares”), and PLASE is the record owner of a warrant to purchase an additional 3,000,000 shares of Common Stock.  The Warrant is immediately exercisable.  Under the terms of the Escrow Agreement, Communications LLC, PLASE and HCI each have the right to vote their respective Escrow Shares.  Accordingly, Communications LLC, PLASE and HCI may be deemed to beneficially own an aggregate of 63,467,284 shares of Common Stock, which represents approximately 70.4% of the Issuer’s outstanding Common Stock, including all of the shares placed into escrow upon closing of the Merger and the 3,000,000 shares issuable upon exercise of the warrant held by PLASE.

The shares of Common Stock shown as beneficially owned by German V and Apollo German GP includes 381,567 of the shares of Common Stock shown as beneficially owned by Communications LLC.  The shares of Common Stock shown as beneficially owned by Management V and AIF V Management includes the shares of Common Stock owned of record and beneficially owned by Communications LLC.  The shares of Common Stock shown as beneficially owned by Advisors V and Capital Management V include the shares of Common Stock shown as beneficially owned by German V and the shares of Common Stock shown as beneficially owned by PLASE and AIF V PLASE.  The shares of Common Stock shown as beneficially owned by AIF V PLASE include the shares of Common Stock shown as beneficially owned by PLASE.

The Apollo IV Funds are the record owners of an aggregate of approximately 57.4% of the common stock of HCI.  Because HCI, Communications LLC and the other shareholders as identified in the Shareholders Agreement agreed to certain transfer restrictions with the Issuer pursuant to the Shareholders Agreement, which in the case of HCI prohibit HCI from selling any of the shares of Common Stock owned by it for six months following the closing of the Merger, except under limited circumstances, HCI may be deemed to be a member of a group together with PLASE and Communications LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other shareholders that signed the Shareholders Agreement in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

Apollo Management, Management GP, Management Holdings and Holdings GP may also be deemed to beneficially own, and the shares of Common Stock shown as beneficially owned by such Reporting Persons, includes the shares of Common Stock shown as beneficially owned by Management V, AIF V Management and Management IV.

Apollo Principal and Apollo Principal GP may also be deemed to beneficially own, and the shares of Common Stock shown as beneficially owned by such Reporting Persons, includes the shares of Common Stock shown as beneficially owned by Capital Management IV and Capital Management V.

The shares of Common Stock reported as beneficially owned by each of HCI, Communications LLC and PLASE also includes such Reporting Persons’ respective allocation of the Escrow Shares.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by any of the other Reporting Persons in excess of such Reporting Person’s pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 87,087,624 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Post-Effective Amendment No. 4 on Form S-3 to Form S-1 Registration Statement (File No. 333-145759) filed with the Securities and Exchange Commission on February 5, 2010.

(b)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following:

On December 17, 2009, the Issuer issued the Warrant to PLASE for the purchase of 3,000,000 shares of Common Stock at an exercise price of $6.00 per share.  The exercise price and the number of shares issueable upon exercise of the Warrant is subject to adjustment upon the declaration of stock dividends, aggregation of shares, and the issuance of additional shares of Common Stock by the Issuer, among other things.  The Warrant expires on December 17, 2014.  PLASE also signed a joinder to the Shareholders Agreement on December 17, 2009 whereby PLASE agreed to become a party to, and to be bound by the terms of, the Shareholders Agreement.

The foregoing summary of the Warrant is qualified in its entirety by reference to the Warrant, which is attached to this Amendment No. 1 to Schedule 13D as Exhibit 2 and is incorporated herein by this reference.

Item 7.    Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of February 16, 2010, by and among the Reporting Persons.

Exhibit 2:

Warrant to Purchase 3,000,000 Shares of Common Stock dated December 17, 2009, by Issuer in favor of PLASE HT, LLC (incorporated herein by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2009 (File No. 001-33860)).

Exhibit 3:	Power of Attorney dated as of September 25, 2009 issued by Apollo Verwaltungs V GmbH.

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 16, 2010	COMMUNICATIONS INVESTORS LLC

		By:	Apollo Management V, L.P.
Its Manager

			By:	AIF V Management, LLC
Its General Partner

				By:	Apollo Management, L.P.
Its sole Member/Manager

					By:	Apollo Management GP, LLC
Its General Partner

						By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	PLASE HT, LLC

		By:	Apollo Investment Fund V (PLASE), L.P.
Its Manager

			By:	Apollo Advisors V, L.P.
Its General Partner

				By:	Apollo Capital Management V, Inc.
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO INVESTMENT FUND V (PLASE), L.P.

		By:	Apollo Advisors V, L.P.
Its General Partner

			By:	Apollo Capital Management V, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO GERMAN PARTNERS V GMBH & CO. KG

		By:	Apollo Advisors V, L.P.
Its Managing Limited Partner

			By:	Apollo Capital Management V, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO VERWALTUNGS GMBH

		By:	/s/ Johannes Schoenfeldt
Johannes Schoenfeldt

Date:	February 16, 2010	APOLLO ADVISORS V, L.P.

		By:	Apollo Capital Management V, Inc.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO CAPITAL MANAGEMENT V, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO MANAGEMENT V, L.P.

		By:	AIF V Management, LLC
Its General Partner

			By:	Apollo Management, L.P.
Its sole Member/Manager

				By:		Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	AIF V MANAGEMENT, LLC.

		By:	Apollo Management, L.P.
Its sole Member/Manager

			By:	Apollo Management GP, LLC
Its General Partner

				By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	HUGHES COMMUNICATIONS, INC.

		By:	/s/ Dean A. Manson
Dean A. Manson
Senior Vice President, General Counsel and Secretary

Date:	February 16, 2010	APOLLO INVESTMENT FUND IV, L.P.

		By:	Apollo Advisors IV, L.P.
Its General Partner

			By:	Apollo Capital Management IV, Inc.
Its General Partner

				By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	Apollo Advisors IV, L.P.
Its Managing General Partner

			By:	Apollo Capital Management IV, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	AIF IV/RRRR LLC

		By:	Apollo Management IV, L.P.
Its Manager

			By:	Apollo Management, L.P.
Its General Partner

				By:	Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	AP/RM ACQUISITION, LLC

		By:	Apollo Management IV, L.P.
Its Manager

			By:	Apollo Management, L.P.
Its General Partner

				By:	Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	ST/RRRR, LLC

		By:	Apollo Management IV, L.P.
Its Manager

			By:	Apollo Management, L.P.
Its General Partner

				By:	Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO ADVISORS IV, L.P.

		By:	Apollo Capital Management IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO CAPITAL MANAGEMENT IV, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO MANAGEMENT IV, L.P.

		By:	Apollo Management, L.P.
Its General Partner

			By:	Apollo Management GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO MANAGEMENT, L.P.

		By:	Apollo Management GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO MANAGEMENT GP, LLC

		By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO MANAGEMENT HOLDINGS, L.P.

		By:		Apollo Management Holdings GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO MANAGEMENT HOLDINGS GP, LLC

		By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO PRINCIPAL HOLDINGS I, L.P.

		By:		Apollo Principal Holdings I GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 16, 2010	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and Apollo Principal GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.